May 12, 2005


Mail Stop 0306


Gideon Wertheizer, Chief Executive Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California 95110

Via U S Mail and FAX [ (408) 514-2993 ]

Re:	CEVA, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	Form 10-Q for the fiscal quarter ended March 31, 2005
	File No.

Dear Mr. Wertheizer:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should file the requested Forms to comply with our comments. As indicated in other comments, we think you should revise your documents in response to those comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Mr. Gideon Wertheizer
CEVA, Inc.
May 12, 2005
Page 2

Form 10-K for the fiscal year ended December 31, 2004 and Amendments
1 and 2

Reports of Independent Registered Public Accounting Firm - Pages
F-2
and F-3

1. We note that in 2003 you changed auditors from Kost Forer
Gabbay &
Kassierer - Tel-Aviv, Israel, a member of Ernst & Young Global, to Ernst & Young - Dublin, Ireland. Please file the required Form 8-K to report this change, and provide the disclosures required by Item
304 of Regulation S-K.



 Form 10-Q for 3/31/05

Item 4  Controls and Procedures - Page 26

2. It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective as defined by Rule 13a-15(e) of the Exchange
Act. In future filings, please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

3. We note the disclosures here are the same as in Item 9A of your Form 10-K as amended. Please explain to us supplementally, and disclose in future filings, what new steps have been taken since the your most recent 10-K amendment and specifically when all steps will be completed.



*  *  *  *  *  *  *


      As appropriate, please file the requested Forms and respond to the other comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR under the label "CORRESP." When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.

Mr. Gideon Wertheizer
CEVA, Inc.
May 12, 2005
Page 3


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, if you have questions regarding our comments. In her absence you may contact me at (202) 551-3676.



      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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